UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREGIN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34760

THE CASH STORE FINANCIAL SERVICES INC.

(Translation of registrant's name into English)

17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DISCLAIMER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd., or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store.”  Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

This presentation contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial’s goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated November 29, 2010, under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.  All dollar amounts contained in this presentation are in Canadian dollars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.
Date: November 9, 2011
	By:	/s/ Nancy Bland
Nancy Bland Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated November 9, 2011 - Cash Store Financial to Hold Fourth Quarter results conference call and webcast on November 17th, 2011